UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICROSOFT CORPORATION

(Name of Subject Company (Issuer))

MICROSOFT CORPORATION

(Name of Filing Person (Issuer))

Common Stock, $0.00000625 Par Value Per Share

(Title of Class of Securities)

594918104

(CUSIP Number of Class of Securities)

John A. Seethoff

Deputy General Counsel, Finance and Operations

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Richard B. Dodd

William Gleeson

Preston Gates & Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,000,000,000	$2,140,000

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 808,080,808 shares of common stock at the maximum tender offer price of $24.75 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,140,000	Filing Party: Microsoft Corporation
Form or Registration No.: Schedule TO	Date Filed: July 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on July 21, 2006, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 27, 2006, Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on August 8, 2006, and Amendment No. 3 to the Schedule TO filed with the Securities and Exchange Commission on August 18, 2006 (collectively, the “Schedule TO”), by Microsoft Corporation, a Washington corporation (the “Company”), relating to the offer by the Company to purchase up to 808,080,808 shares of its common stock, par value $0.00000625 per share, at a price not greater than $24.75 nor less than $22.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 2006 and in the Letter of Transmittal (which, together with any supplements and amendments thereto, collectively constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 24, 2006, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, Eastern time, on August 17, 2006. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)          Press Release, dated August 24, 2006, announcing final results of the Tender Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2006	MICROSOFT CORPORATION

/s/ JOHN A. SEETHOFF
John A. Seethoff
Assistant Secretary

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated July 21, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(F)*	Form of Letter to Microsoft Savings Plus 401(k) Plan Participants, dated July 21, 2006

(a)(1)(G)*	Summary Advertisement, dated July 21, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)**	Amendment to Frequently Asked Questions provided by Microsoft Corporation to Employees on July 26, 2006

(a)(5)(B)**	Slide available on Microsoft’s Investor Relations website on July 27, 2006

(a)(5)(C)***	Press Release, dated August 18, 2006, announcing preliminary results of the Tender Offer

(a)(5)(D)	Press Release, dated August 24, 2006, announcing final results of the Tender Offer

(b)	Not applicable

(d)(1)	Amended and Restated Microsoft Corporation 2001 Stock Plan(1)

(d)(2)	Amended and Restated Microsoft Corporation 1991 Stock Option Plan(1)

(d)(3)	Microsoft Corporation 1999 Stock Plan for Non-Employee Directors(2)

(d)(4)	Microsoft Corporation Stock Option Plan for Non-Employee Directors(2)

(d)(5)	Microsoft Corporation 2003 Employee Stock Purchase Plan(3)

(d)(6)	Microsoft Corporation 1998 Stock Option Gain and Bonus Deferral Program(3)

(d)(7)	Form of Stock Award Agreement(3)

(d)(8)	Form of Stock Award Agreement for Non-Employee Directors(3)

(d)(9)	Form of Shared Performance Stock Award Agreement for the January 1, 2004 to June 30, 2006 performance period(3)

(d)(10)	Form of Shared Performance Stock Award Agreement for the July 1, 2003 to June 30, 2006 performance period(3)

(d)(11)	Form of Stock Option Agreement(3)

(d)(12)	Form of Stock Option Agreement for Non-Employee Directors(3)

(d)(13)	Microsoft Corporation Deferred Compensation Plan(4)

(d)(14)	Microsoft Corporation Deferred Compensation Plan for Non-Employee Directors(4)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with Schedule TO on July 21, 2006.
**	Previously filed with Amendment No. 1 to Schedule TO on July 27, 2006.
***	Previously filed with Amendment No. 3 to Schedule TO on August 24, 2006.

(1)	Incorporated by reference to Current Report on Form 8-K filed July 20, 2006.
(2)	Incorporated by reference to Current Report on Form 8-K filed November 15, 2004.
(3)	Incorporated by reference to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2004.
(4)	Incorporated by reference to Registration Statement on Form S-8 filed February 28, 2006.